SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under Section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

Baymina Enerji A.S.

(Name of foreign utility company)

Item 1:    STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS OR VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

Name and address:
Baymina Enerji A.S. (“Company”)
Çayhane Sokak No: 4
06700 Gaziosmanpasa
Ankara
Turkey
Telephone No: ++90 312 447 3017
Telecopy No.: ++90 312 447 3029

Facilities:
The facilities will consist of a combined cycle power plant comprising two gas turbines and one steam turbine, delivering a total net capacity of 763.1 MW at site conditions. The facilities will be built to recognized international standards for Independent Power Project (IPP) power plants and will meet the Turkish standards as identified in the Turkish grid code and other relevant Turkish legislation. The facilities have been designed to operate as a base load generator throughout its design life of at least 20 operating years.

Shareholding:
1.    Primerofin B.V. almost 95% of the outstanding shares of the Company

2.    Mimag Insaat ve Ticaret A.S.: 5% of the outstanding shares of the Company

Item 2:    STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND THE COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

There are no domestic associate public-utility companies. No state certifications are required under Section 33(a)(2) of the Public Utility Holding Company Act of 1935.

SIGNATURE

Baymina Enerji A.S. has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

BAYMINA ENERJI A.S.

January 28, 2003	By:	/S/ PHILIPPE LEKANE

Philippe Lekane, Attorney-in-Fact

January 28, 2003	By:	/S/ PAOLO GIALLOMBARDO

Paolo Giallombardo, Board Member